UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: July 24, 2020	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

SECOND QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q2 2020 Results

SHENZHEN, PRC – July 24, 2020 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the second quarter ended June 30, 2020.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Six Months Results
	Q2 2020	Q2 2019	YoY(%)(a)	6M 2020	6M 2019	YoY(%)(a)
Revenue	$843	$757	11.4%	$1,542	$1,338	15.2%
Gross profit	$160	$433	(63.0)%	$242	$778	(68.9)%
Net loss from operations	$(4,489)	$(3,360)	—	$(8,211)	$(6,624)	—
% of revenue	(532.5)%	(443.9)%		(532.5)%	(495.0)%
per share (diluted)	$(0.11)	$(0.09)	—	$(0.21)	$(0.17)	—
Consolidated net loss	$(3,784)	$(3,352)	—	$(6,960)	$(5,143)	—
% of revenue	(448.9)%	(442.8)%		(451.4)%	(384.0)%
Basic loss per share	$(0.10)	$(0.09)	—	$(0.18)	$(0.13)	—
Diluted loss per share	$(0.10)	$(0.09)	—	$(0.18)	$(0.13)	—
Weighted average number of shares (’000)
Basic	39,144	38,199		38,888	38,196
Diluted	39,144	38,199		38,888	38,196

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of June 30,	As of December 31,	As of June 30,
	2020	2019	2019
Cash and cash equivalents(a)	$68,091	$130,218	$96,259
Restricted cash	$1,134	$—	$—
Short-term investments(b)	$—	$2,166	$1,723
Prepaid expenses and other receivables	$8,092	$9,338	$7,305
Real estate properties under development, net	$370,674	$251,685	$199,761
Property, plant and equipment, net	$25,026	$25,950	$27,245
Right of use assets	$9,501	$4,078	$—
Deferred income tax assets	$2,526	$2,011	$—
Total assets	$490,140	$430,410	$335,207
Accounts payable	$40,111	$36,676	$87,771
Advance from customers	$95,884	$67,642	$21,354
Lease liabilities	$9,592	$4,171	$—
Long-term bank loans	$124,845	$95,942	$—
Total shareholders’ equity	$208,435	$214,738	$223,197
Total number of common shares issued	38,935	38,632	38,213

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short-term investments include all highly liquid investments with original maturities of greater than three months and less than 12 months and investments that are expected to be realized in cash during the next 12 months.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2020

Key Highlights of Financial Position

	As of June 30,	As of December 31,	As of June 30,
	2020	2019	2019
Ratio of cash(a) to current liabilities	0.46	1.16	0.88
Current ratio(b)	1.23	1.25	0.95
Debt ratio(c)	57.5%	50.1%	33.4%
Return on equity	(6.6)%	(3.0)%	(4.6)%
Ratio of total liabilities to total equity	1.35	1.00	0.5

Notes:

(a)	Cash in this financial ratio includes cash, cash equivalents and short-term investments.
(b)	Current ratio means all current assets, including prepaid expenses and other receivables, divided by all current liabilities.
(c)	Debt ratio is calculated with total liabilities divided by total assets.

FINANCIAL RESULTS

Revenue

Revenue for the second quarter of 2020 was $0.8 million compared to $0.8 million in the second quarter of 2019. Revenue for the second quarter of 2020 mainly consisted of rental income of $0.8 million from existing factory buildings located on the sites of Inno Valley, Wuxi and the leased space at Nam Tai • Tang Xi Technology Park. Revenue for the second quarter of 2019 mainly consisted of rental income of $0.7 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Revenue for the six months of 2020 was $1.5 million compared to $1.3 million in the six months of 2019. Revenue for the six months of 2020 mainly consisted of rental income of $1.4 million from the existing factory buildings located on the sites of Inno Valley, Wuxi and Nam Tai • Tang Xi Technology Park. Revenue for the six months of 2019 mainly consisted of rental income of $1.2 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Gross Profit

Gross profit for the second quarter of 2020 was $0.2 million compared to $0.4 million in the second quarter of 2019. Gross profit for the second quarter of 2020 mainly consisted of revenue of $0.8 million, offset by cost of $0.6 million for the period. Gross profit for the second quarter of 2019 mainly consisted of revenue of $0.8 million, offset by cost of $0.4 million for the period. The decline in gross profit for the second quarter of 2020, year-on-year, was mainly due to Nam Tai•Tang Xi Technology Park and Nam Tai•U-Creative Space (Lujiazui) which were still in the process of business invitation.

Gross profit for the six months of 2020 was $0.2 million compared to $0.8 million in the six months of 2019. Gross profit for the six months of 2020 mainly consisted of revenue of $1.5 million, offset by cost of $1.3 million for the period. Gross profit for the six months of 2019 mainly consisted of revenue of $1.3 million, offset by cost of $0.5 million for the period.

Net Loss from Operations

Net loss from operations for the second quarter of 2020 was $4.5 million compared to net loss from operations of $3.4 million in the second quarter of 2019. Net loss from operations for the second quarter of 2020 mainly consisted of general and administrative expenses of $2.6 million and selling and marketing expenses of $2.1 million, which were offset in part by our gross profit of $0.2 million for the period. Net loss from operations for the second quarter of 2019 mainly consisted of general and administrative expenses of $2.8 million and selling and marketing expenses of $1 million, which were offset in part by our gross profit of $0.4 million for the period.

Net loss from operations for the six months of 2020 was $8.2 million compared to net loss from operations of $6.6 million in the six months of 2019. Net loss from operations for the six months of 2020 mainly consisted of general and administrative expenses of $5.5 million and selling and marketing expenses of $2.9 million, which were offset in part by our gross profit of $0.2 million for the period. Net loss from operations for the six months of 2019 mainly consisted of general and administrative expenses of $5.8 million and selling and marketing expenses of $1.6 million, which were offset in part by our gross profit of $0.8 million for the period.

Consolidated Net Loss

Consolidated net loss for the second quarter of 2020 was $3.8 million compared to net loss of $3.4 million in the second quarter of 2019. Consolidated net loss for the second quarter of 2020 mainly consisted of net loss from operations of $4.5 million and other net loss of $0.02 million, which was offset in part by interest income of $0.4 million earned from time deposits and deferred income tax credit of $0.3 million. Consolidated net loss for the second quarter of 2019 mainly consisted of net loss from operations of $3.4 million and exchange loss of $0.7 million, which were offset in part by interest income of $0.7 million earned from time deposits.

Consolidated net loss for the six months of 2020 was $6.9 million compared to net loss of $5.1 million in the six months of 2019. Consolidated net loss for the six months of 2020 mainly consisted of net loss from operations of $8.2 million and other net loss of $0.06 million, which was offset in part by interest income of $0.8 million earned from time deposits and deferred income tax credit of $0.5 million. Consolidated net loss for the six months of 2019 mainly consisted of net loss from operations of $6.6 million offset in part by interest income of $1.5 million earned from time deposits.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments decreased by $64.3 million in the six months of 2020 from $132.4 million as of December 31, 2019 to $68.1 million as of June 30, 2020. The decrease was mainly due to the payment of $114.4 million for real estate properties under development, and repayment of $8.1 million for bank loans and $3.7 million for interest, offset by proceeds from shares issued for option exercise of $2.0 million, advance from customers of $28.2 million and long-term bank loans of $38.3 million withdrawn in the six months of 2020.

Restricted Cash

Restricted cash increased by $1.1 million in the six months of 2020. No restricted cash existed at the end of 2019. The increase was mainly due to the payment of $0.8 million of restricted cash deposits for a bank loan granted and $0.3 million of security cash deposit. The security deposit is the rental guarantee provided by the Company to a bank for the mortgage of long-term rental customers, which will be gradually released from the bank according to the repayment progress of the customers. We expect that there will be no significant risk to the deposits.

Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables decreased by $1.3 million in the six months of 2020 from $9.4 million as of December 31, 2019 to $8.1 million as of June 30, 2020. The decline was mainly due to the decrease of $0.8 million in other current assets, $0.2 million in interest receivable, $0.2 million in other receivables and $0.1 million in prepayments.

Real Estate Properties under Development, Net

Real estate properties under development increased by $119.0 million in the six months of 2020 from $251.7 million as of December 31, 2019 to $370.7 million as of June 30, 2020. The increase consisted of $11.9 million for the construction of Nam Tai Inno Park, $4.1 million for the construction of Nam Tai Technology Center, and $103.0 million for the land price and construction of Nam Tai • Longxi.

Right of Use Assets

Right of use assets increased by $5.4 million in the six months of 2020 from $4.1 million as of December 31, 2019 to $9.5 million as of June 30, 2020. The increase was mainly due to the recognition of right of use assets of $5.7 million for Nam Tai • U-Creative Space (Lujiazui). In addition, the recognition of right of use assets for Nam Tai • Tang Xi Technology Park and Hong Kong office decreased by a total of $0.3 million, in accordance with Accounting Standards Codification (“ASC”) 842 Leases which became effective on January 1, 2019.

Deferred Income Tax Assets

Deferred income tax assets increased by $0.5 million in the six months of 2020 from $2.0 million as of December 31, 2019 to $2.5 million as of June 30, 2020. The increase was mainly due to the loss of $1.4 million incurred during the construction of Nam Tai Technology Center in the six months of 2020, which was expected to be utilized in the next five years.

Accounts Payable

Accounts payable increased by $3.4 million in the six months of 2020 from $36.7 million as of December 31, 2019 to $40.1 million as of June 30, 2020. This mainly consisted of the increase of project payables for Nam Tai Technology Center of $0.4 million and the purchase of decoration and engineering materials of $3.2 million, offset by the decrease of project payables for Nam Tai Inno Park of $0.3 million.

Advance from Customers

Advance from customers increased by $28.2 million in the six months of 2020 from $67.6 million as of December 31, 2019 to $95.8 million as of June 30, 2020. The increase was mainly attributed to $27.8 million in prepaid rent received from customers of Nam Tai Inno Park.

Lease Liabilities

Lease liabilities increased by $5.4 million in the six months of 2020 from $4.2 million as of December 31, 2019 to $9.6 million as of June 30, 2020. The increase was mainly due to the recognition of lease liabilities of $5.7 million for Nam Tai • U-Creative Space (Lujiazui). In addition, the recognition of lease liabilities for Nam Tai • Tang Xi Technology Park and Hong Kong office decreased by a total of $0.3 million in accordance with ASC 842 Leases.

Long-term Bank Loans

Long-term bank loans increased by $28.9 million in the six months of 2020 from $95.9 million as of December 31, 2019 to $124.8 million as of June 30, 2020. The increase was mainly due to the withdrawal of $6.4 million from Bank of China and $15.5 million from Xiamen International Bank for Nam Tai Inno Park, and $16.4 million from Shenzhen Rural Commercial Bank for Nam Tai Technology Center, which was offset by the repayment of $7.7 million to Bank of China, $0.24 million to Beijing of Bank, $0.04 million to China Everbright Bank, and $0.14 million to Industrial Bank (China), and the foreign exchange translation of $1.2 million due to the depreciation of RMB against US dollars in the six months of 2020.

Liquidity and Capital Resources

As of June 30, 2020, the Company had total cash, cash equivalents and short-term investments of $68.1 million. As of December 31, 2019, the Company had total cash, cash equivalents and short-term investments of $132.4 million.

As of June 30, 2020, of approximately $126.2 million of interest-bearing debts, 3.7% is repayable within one year, 17.1% is repayable within the following year, 44.4% is repayable between 3-5 years and 34.8% is repayable after 5 years.

According to our project investment plan, the capital expenditure for the third quarter of 2020 is estimated to be $19.7 million. By the end of 2020, our capital expenditure is estimated to reach $207.8 million.

Please refer to the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

BUSINESS OVERVIEW

Impact of COVID-19

In the first half of 2020, the outbreak of COVID-19 pandemic has impacted the commercial activities throughout China as well as other parts of the world. Local authorities in Chinese cities adopted varying measures to slow down the resumption of work in enterprises for public health concerns. The leasing and construction activities of our projects in Shenzhen and Shanghai have also been affected to a certain extent in the first half of 2020.

Fortunately, the COVID-19 pandemic seemed to have come under control in most parts of China over the past few months. The pandemic has created no significant impact on our liquidity and financial condition in the second quarter of 2020. As of June 30, 2020, there were 421 existing confirmed cases of COVID-19 in China according to China’s National Health Commission, a significant drop from 2,004 existing confirmed cases as of March 31, 2020. In the second quarter, the construction works of our projects under development have fully resumed. We will continue to take stringent safety measures and monitor the development of the COVID-19 pandemic to safeguard the health of our staff and tenants.

Progress of Leasing and Business Invitation

As of June 30, 2020, we had leasable area of approximately 365,000 square meters, of which around 85% was located in Shenzhen and around 15% was located in Wuxi and Shanghai. As of June 30 2020, the occupancy rate of our Shenzhen projects, including pre-leasing areas, was approximately 32%, and the occupancy rate of Wuxi and Shanghai projects was approximately 96%.

Projects	Leasable Area as of June 30, 2020	Occupancy Rate
Shenzhen	310,193	32%
Nam Tai Inno Park	264,337	23%
Nam Tai Inno Valley	38,270	85%
Nam Tai • Tang Xi Technology Park	7,586	60%
Wuxi & Shanghai	54,809	96%
Wuxi facilities	50,828	100%
Nam Tai • U-Creative Space (Lujiazui)	3,981	38%
Total	365,002	41%

In June 2020, we hosted signing ceremonies with two technology companies in Nam Tai Inno Park — Wayz Robotics (Shenzhen) Co., Ltd. and Shenzhen Ksodr Healthy Products Tech. Co., Ltd. Both companies are expected to move into Nam Tai Inno Park in the second half of 2020. To enhance convenience and service offerings, we entered into leasing contracts with multiple service providers for Nam Tai Inno Park, from food & beverage operators to retailers and a fitness center. We believe Nam Tai Inno Park is gaining popularity among the technology enterprises in Shenzhen as our operational capabilities are being recognized.

In addition, we introduced rent financing to our tenants. We began to explore financial support to promote the construction-stage pre-leasing of units in Nam Tai Inno Park in 2019. In June 2020, Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron Shenzhen”) and Nam Tai Investment (Shenzhen) Co., Ltd. (“Nam Tai Investment”), subsidiaries of the Company, and a domestic bank entered into a leasing cooperation agreement, pursuant to which, the bank agreed to provide personal loans to tenants of Nam Tai Inno Park with a loan term up to 10 years. Tenants opt for the rent financing are required to pay no less than 50% of the lease contract value to the Company prior to the application of the loan. Zastron Shenzhen and Nam Tai Investment will provide guarantees for these loans and make a deposit equal to the full amount of the loans to the bank. The loan to the tenants will be entrusted to release to Zastron Shenzhen. As the tenants repay the loans, the required deposit at the bank will be reduced proportionally until the loans are repaid in full. In the event of early termination of a tenant’s lease or tenant’s default on the repayment of monthly installments, the Company will have the right to terminate the lease and reclaim the unit from the tenant. We believe the rent financing arrangement will not only ease the financing pressure of potential tenants but also help to strengthen the competitiveness of Nam Tai Inno Park and the cash flows of the Company.

Project Construction and Operation Progress

•

For Nam Tai Inno Park, we obtained property ownership certificates for 11 buildings within the park in May 2020. As of June 30, 2020, we completed the renovation work for the operation service center of Nam Tai Inno Park, which will help us provide professional services to enterprise tenants. We are currently carrying out renovation works for the common area of the industrial office. It is estimated that the leased units will be delivered to our tenants gradually from the third quarter of 2020 to 2021.

•

For Nam Tai Technology Center, the construction work of the project fully resumed. As of June 30, 2020, we were completing the baseplate construction and will continue to monitor pile foundation and conduct other foundation works. We may consider applying for the pre-sale permit in the fourth quarter of 2020 or during the first half of 2021 when we meet the pre-sale conditions.

•

For Nam Tai Inno Valley, we submitted the application of urban renewal for Nam Tai Inno Valley to the City Renewal and Land Development Bureau of Shenzhen Bao’an District. We applied for mixed land indicators, including traditional industrial land (M-1) as primary land use and innovative industrial land (M-0) as supplementary land use. We will provide further updates on the progress of the urban renewal application in due course.

•

With the gradual alleviation of the COVID-19 pandemic in China, we had a number of industrial events in the second quarter to further strengthen our image as a technology park operator. We organized several conferences including Demystifying 5G: Harbin Institute of Technology & Investors Joint Conference, AI Opens a New Era of Smart Manufacturing – Smart Manufacturing & Robotic Industry Sharing Salon, Explore AI Unicorn - UBTECH and Smart Healthcare Empowers Health Industry Conference, etc.

Nam Tai • Longxi

In June 2020, we obtained the land use right certificate and land use planning permit for Nam Tai • Longxi. The construction teams for pile foundation and earthwork have entered the site and begun preparation works such as pile testing and earthwork excavation planning. The estimated development cost of Nam Tai • Longxi project is approximately $163 million.

The main target customers of Nam Tai • Longxi are the locals with rigid demand and demand to improve living conditions in Machong Town, Dongguan, as well as external customers from other parts of Dongguan and the nearby Guangzhou city. The straight-line distances from the project to Huangpu District and Panyu District of Guangzhou are only 4 and 7 kilometers, respectively. In addition, it takes only about 40 minutes to travel from the Dongguan West Railway Station to the Guangzhou East Railway Station and the Shenzhen Airport. The transportation advantage would be a great attraction of the project.

Budget for Developing the Projects

The estimated development costs of Nam Tai Inno Park and Nam Tai Technology Center are $195 million and $244 million, respectively. The estimated development costs include the land costs, construction and installation costs, and development overheads, with the exclusion of the renovation costs of the dormitories. The budget contains herein has not been adjusted to take into account inflation and financing costs. For Nam Tai Inno Valley, the developmental budget estimate is not yet available as the project is in the process of applying for the redevelopment approval from the authorities.

Macro Trend Update

The office market in Shenzhen has been under pressure in the past few years. According to CRIC Research, the transaction area in 2019 declined by approximately 30% year-on-year to 704,000 square meters, and the transaction area in the first half of 2020 shrunk to approximately 290,000 square meters. The supply volume of the office market has exceeded the transaction volume in Shenzhen over the past five years. The supply-demand ratio in 2019 was around 2.2:1, an increase of 22% year-on-year.

In contrast, the performance of commercial housing market in Shenzhen has been positive in recent years. According to CRIC Research, the transaction area of the commercial housing in Shenzhen in 2019 was approximately 4.54 million square meters, an increase of 32% year-on-year. In the first half of 2020, Shenzhen commercial housing market experienced a supply shortage with a supply-demand ratio of around 1:2.

The commercial housing market in Machong Town, Dongguan has also performed well in recent years. According to CRIC Research, the average transaction price of the commercial housing in Machong Town in the first half of 2020 reached approximately RMB18,018 per square meter, an increase of 6% year-on-year. The transaction volume of the commercial housing market in Machong Town has exceeded the supply volume in the past three years, indicating a supply shortage. In the first half of 2020, the supply-demand ratio reached 1:1.6, an increase of 51% year-on-year.

Policy Update

In June 2020, Guangdong Provincial Development and Reform Commission, Department of Science and Technology of Guangdong Province and other local departments have jointly issued the “Overall Development Plan of the Guangdong Development Zone (2020-2035)”(the “Plan”). The Plan defines the scopes of the Shenzhen metropolitan area and the Guangzhou metropolitan area, of which the Shenzhen metropolitan area includes Shenzhen, Dongguan, Huizhou and Shanwei. The Plan calls for the promotion of in-depth integration of the Shenzhen metropolitan area and other metropolitan areas, as well as the development of advanced manufacturing, emerging industries of strategic importance and complementary industries in development zones of the Pearl River Delta region, and the upgrading of traditionally competitive industries. The goal is, by 2022, the GDP of the province's development zones will exceed RMB 3 trillion; and by 2025 and 2035, the GDP of the province's development zones will exceed RMB 4 and 8 trillion, respectively.

According to the website of Shenzhen Metro, the Metro Line 6 (“Line 6”) is expected to officially open for operation in August 2020. Line 6, also known as "Guangming Line", mainly passes through Bao’an and Guangming Districts of Shenzhen, and connects to Futian, Nanshan and other central areas in Shenzhen through Line 4 and other metro lines under construction. Nam Tai Inno Park is close to both Changzhen station and Fenghuangcheng station of Line 6 in Guangming District. With Line 6 coming into operation, the competitiveness and the economic development of Guangming District would be further enhanced. Nam Tai Inno Park would also benefit from the development.

RISKS RELATED TO OUR BUSINESS

Negative impacts have been brought to the Company due to recent press releases made by some investors. Their press releases and actions have disrupted our operations and the confidence of our business partners towards the Company. Our lending financial institutions may demand early repayments of our loans in the event of significant concerns over the stability of the Company. Our customers and business partners may be worried to withdraw from their respective leasing and engagements with the Company, while local authorities may further scrutinize on our development applications. Severe consequences to our financing and operations could be resulted from the actions of those investors, casting uncertainties over our asset value and financial performance.

In an open letter issued on May 27, 2020, an investor claimed that “two years ago, before any pre-sales or revenue, the Company’s two commercial projects had three independent valuations ranging from $2 to $3 billion”. We believe this statement is not a reasonable conclusion of the three independent valuation reports on our land uploaded to our corporate website in June 2017, the range of valuations has never been provided in the reports. Those investors have also not enquired with us regarding the valuations prior to publishing the open letter. We are concerned that various statements regarding our business made by those investors may be misinterpreting. Investors should exercise caution on evaluating unproven statements and seek professional advice when necessary.

In addition, based on the PRC Interim Regulation on Land Appreciation Tax of 1994, as amended in 2011, and the corresponding implementation rules of 1995, as amended in 2011, Land Appreciation Tax (“LAT”) applies on both corporate entities and individuals in the paid transfer of land use rights, real estate properties and affiliated facilities. The “deductible items” will be taken into account in the computation of the value of land appreciation. The Company may be subject to substantial LAT if Nam Tai Technology Center or our other saleable properties are disposed by sale. For further details, please refer to “Item 4-Information on the Company -B Business Overview -Major Taxes Applicable to Property Developers- Land Appreciation Tax” on our 2019 annual report contained in the Form 20-F.

INVESTOR COMMUNICATION

We have prepared a presentation for the results of the second quarter of 2020, which will be uploaded to the corporate website in the “Investor Relations – Information and Activities – Presentation” section. Investors may refer to the presentation for more on the Company’s development.

We welcome our shareholders to communicate with us. If there is any information about the Company that may be of interest, please contact our investor relations department or our US investor relations advisor directly. The email address of our investor relations department is ir@namtai.com.cn. Our external investor relations consultant, Mr. Peter Poulos, could also be reached by phone and email on +1 646 586-5701 and namtai@hkstrategies.com, respectively.

OPERATING RESULTS

As of June 30, 2020
(in square meter)
Project Completed	-
Project Under Development	526,296
Project For Future Development	280,471
Total	806,767

Project Portfolio - As of June 30, 2020

	Project	Nam Tai Inno Park	Nam Tai Technology Center	Nam Tai Inno Valley	Nam Tai • Longxi
	City	Shenzhen	Shenzhen	Shenzhen	Dongguan
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory	Residential and Commercial Property
	Site Area (sq.m.)	103,739	22,364	22,367	33,763
	Capacity GFA	265,139	139,746	N/A	84,408
	Total GFA (sq.m.)	331,701	194,595	170,200(b)	110,271(c)
Total GFA	Completed	-	-	-	-
	Under Development (sq.m.)	331,701	194,595	-	-
	Future Development (sq. m.)	-	-	170,200(b)	110,271(c)
	Interest Attributable To Us	100%	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen		Dongtai Village, Machong Town, Dongguan

Notes:

(a)	The types of our projects are based on our planning or certificates issued by the relevant authority subject to adjustment upon the final approval of the relevant authority.
(b)

The gross floor area is based on the assumption that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirements. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters. According to "Shenzhen Industrial Block Range Line Management Measures", the location of Nam Tai Inno Valley is within the designated industrial block range, of which the government strictly controls the proportion of M-0 zoning on industrial land. Therefore, the proportion of M-0 zoning, floor area ratio and construction area of Inno Valley are subject to the final approval of the government which is uncertain at this time. We cannot guarantee that we will be able to develop Inno Valley according to the floor area currently disclosed.

(c)	The figures are subject to adjustment upon the final approval of the relevant authority.

Properties Under Development

The table below sets forth certain information of our property projects under development as of June 30, 2020, comprising properties under development with the land use right certificate and construction permits obtained but the construction work was still in progress.

Project	Nam Tai Inno Park	Nam Tai Technology Center
City	Shenzhen	Shenzhen
(Estimated) Total GFA (sq. m.)	331,701	194,595
(Estimated) Leasable GFA (sq. m.)	265,139	-
(Estimated) Saleable GFA (sq. m.)	-	130,166
Commencement Time of Main Structure	June 2018	July 2019
Status of Pre-sale Permit	Not eligible	To be obtained
Estimated Completion Time	2020 Q4	2022 Q1
Interest Attributable to Us	100%	100%

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of June 30, 2020, comprising properties for which we have obtained the land use right certificate while the construction commencement permit of the main structure is not yet obtained.

Project	Nam Tai Inno Valley	Nam Tai • Longxi
Location	Shenzhen	Dongguan
Estimated Total GFA(1) (sq. m.)	170,200	110,271
Estimated Completion Time	2025	2022

Note:

(1)	The figures are subject to adjustment upon the final approval of the relevant authority.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as of June 30, 2020.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,586	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2020

Announcements of Financial Results

Quarter	Date of release
Q1 2020	April 27, 2020 (Monday)
Q2 2020	July 24, 2020 (Friday)
Q3 2020	November 2, 2020 (Monday)
Q4 2020	February 1, 2021 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Wuxi, China, of which the three plots of land in Shenzhen will be developed into the technology parks of Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark projects in the region, and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the park tenants. Based on the experience of developing and operating technology parks, and the industrial relationship network accumulated over the past 40 years, we have also exported the operation mode of technology parks to other industrial properties using the asset-light model to rent industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we will actively seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial results.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Hill+Knowlton Strategies

Mr. Peter Poulos

Tel.: +1 646 586-5701

E-mail: namtai@hkstrategies.com

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2020 AND 2019

(In Thousands of US dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	Unaudited	Unaudited
Revenue (1)	843	757	1,542	1,338
Cost of revenue	(683)	(324)	(1,300)	(560)
Gross profit	$160	$433	$242	$778
Expenses
General and administrative expenses	(2,545)	(2,818)	(5,548)	(5,766)
Selling and marketing expenses	(2,104)	(975)	(2,905)	(1,636)
	$(4,649)	$(3,793)	$(8,453)	$(7,402)
Net loss from operations	$(4,489)	$(3,360)	$(8,211)	$(6,624)
Other expense, net (2)	(2)	(657)	(59)	(18)
Interest income	368	665	779	1,499
Loss before income tax	$(4,123)	$(3,352)	$(7,491)	$(5,143)
Deferred income tax credit	339	—	531	—
Consolidated net loss	$(3,784)	$(3,352)	$(6,960)	$(5,143)
Other comprehensive income (loss) (3)	243	(3,560)	(2,494)	41
Functional currency translation adjustment	243	(3,560)	(2,494)	41
Consolidated comprehensive loss	$(3,541)	$(6,912)	$(9,454)	$(5,102)
Loss Per Share
Basic	$(0.10)	$(0.09)	$(0.18)	$(0.13)
Diluted	$(0.10)	$(0.09)	$(0.18)	$(0.13)
Weighted average number of shares (’000)
Basic	39,144	38,199	38,888	38,196
Diluted	39,144	38,199	38,888	38,196

Notes:

(1)	The property of Inno Valley at Gushu has been rented out since July 2019. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other expense, net, includes an exchange loss of $0.02 million and $0.66 million for the three months ended June 30, 2020 and 2019 respectively.
(3)	Other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2020 AND JUNE 30, 2019

(In Thousands of US dollars)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	68,091	130,218
Restricted cash	1,134	—
Short-term investments(1)	—	2,166
Rental deposits	4	—
Accounts receivable	1,038	1,032
Real estate properties under development, net(2)	102,961	—
Prepaid expenses and other receivables	8,092	9,338
Total current assets	$181,320	$142,754
Rental deposits	417	243
Real estate properties under development, net(2)	267,713	251, 685
Property, plant and equipment, net	25,026	25,950
Right of use assets	9,501	4,078
Deferred income tax assets	2,526	2,011
Prepaid expenses	3,547	3,598
Other assets	90	91
Total assets	$490,140	$430,410
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	1,362	1,410
Current portion of long-term bank loans	3,297	2,081
Accounts payable	40,111	36,676
Rental deposits from customers	440	343
Accrued expenses and other payables	5,696	5,699
Advance from customers	95,884	67,642
Current portion of lease liabilities	646	529
Total current liabilities	$147,436	$114,380
Long-term bank loans	121,548	93,861
Rental deposits from customers	208	178
Financing lease payable	20	13
Other payables	3,547	3,598
Noncurrent portion of lease liabilities	8,946	3,642
Total liabilities	$281,705	$215,672
EQUITY
Shareholders’ equity:
Common shares	389	386
Additional paid-in capital	263,443	260,295
Accumulated losses	(33,480)	(26,520)
Accumulated other comprehensive loss(3)	(21,917)	(19,423)
Total shareholders’ equity	$208,435	$214,738
Total liabilities and shareholders’ equity	$490,140	$430,410

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased would qualify under such definition. Therefore, the fixed deposits maturing over three months as of June 30, 2020, are not classified as cash and cash equivalents but separately disclosed as short-term bank deposits in the balance sheet.

(2)	Capitalization on project investment was $107.8 million for the second quarter of 2020 and accumulated project investment was $370.7 million as of June 30, 2020.
(3)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2020 AND 2019

(In Thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	Unaudited	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(3,784)	$(3,352)	$(6,960)	$(5,143)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	383	356	777	786
Amortization of right of use assets	444	—	852	—
Gain on disposal of property, plant and equipment	—	(15)	—	(15)
Unrealized gain of trading securities	(97)	—	—	—
Share-based compensation expenses	363	119	1,102	248
Unrealized exchange gain	16	678	(28)	76
Deferred income tax credit	(356)	—	(515)	—
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	1	(234)	(6)	(399)
Decrease (increase) in prepaid expenses and other receivables	18,322	465	6,242	(642)
Increase in deposit	(4)	—	(178)	—
Increase in property under development	(102,812)	—	(102,812)	—
Increase (decrease) in accrued expenses and other payables	1,317	(131)	(5,485)	(343)
Decrease in accounts payable	(586)	—	(586)	—
Decrease in lease liabilities	(197)	—	(851)	—
Increase in advance from customers	24,664	20,639	28,242	21,099
Increase in rental deposits from customers	94	—	470	486
Total adjustments	$(58,448)	$21,877	$(72,776)	$21,296
Net cash used in operating activities	$(62,232)	$18,525	$(79,736)	$16,153
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	(3,861)	(15,431)	(11,545)	(27,347)
Purchase of property, plant & equipment	(364)	(145)	(397)	(392)
Purchase of trading securities	2,823	—	—	—
Proceeds from disposal of property, plant and equipment	—	68	—	68
Redemption of marketable securities	—	—	—	7,580
Decrease in short-term investments	4,090	10,550	2,166	37,649
Net cash provided by (used in) investing activities	$2,688	$(4,958)	$(9,776)	$17,558
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment for bank loan	(872)	—	(8,135)	—
Proceeds from bank loan	3,388	—	38,274	—
Proceeds from shares issued for option exercise	—	126	2,049	160
Net cash provided by financing activities	$2,516	$126	$32,188	$160
Net (decrease) increase in cash, cash equivalents and restricted cash	$(57,028)	$13,693	$(57,324)	$33,871
Cash, cash equivalents and restricted cash at beginning of period	122,130	85,365	130,218	62,919
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,123	(2,799)	(3,669)	(531)
Cash, cash equivalents and restricted cash at end of period	$69,225	$96,259	$69,225	$96,259
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$68,091	$96,259	$68,091	$96,259
Restricted cash	$1,134	$—	$1,134	$—

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED June 30, 2020 AND 2019

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2019, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $3.5 million for the second quarter ended June 30, 2020, and the consolidated comprehensive income was $6.9 million for the second quarter ended June 30, 2019, and was $9.5 million and $5.1 million for the six months ended June 30, 2020 and 2019, respectively.

4.	A summary of the operating income, other (expenses) income, net loss from operations and long-lived assets by geographical areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
OPERATING INCOME WITHIN:
-PRC, excluding Hong Kong	$843	$757	$1,542	$1,338
OTHER (EXPENSES) INCOME, NET:
- Gain (loss) on exchange difference	$(16)	$(678)	$28	$(76)
- Others	14	21	(87)	58
Total other (expenses) income, net	$(2)	$(657)	$(59)	$(18)
NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(2,578)	$(1,777)	$(4,273)	$(3,353)
- Hong Kong	(1,207)	(1,575)	(2,687)	(1,790)
Total net loss	$(3,785)	$(3,352)	$(6,960)	$(5,143)

	June 30, 2020	December 31, 2019
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$370,674	$251,685
- Property, plant and equipment in PRC, excluding Hong Kong	24,771	25,624
- Hong Kong	255	326
- Right of use assets in PRC, excluding Hong Kong	9,165	3,597
- Hong Kong	336	481
Total long-lived assets	$405,201	$281,713